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February 4, 2025

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Brian Szilagyi

Re: Virtus Investment Trust, File No. 811-06161 (“Registrant”)

Dear Mr. Szilagyi:

Thank you for your telephone call on January 7th, conveying the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) on the financial statements for the series of the Registrant (each, a “Fund” and collectively, the “Funds”) filed on Form N-CSR on September 5, 2024. Below, we provide a response to your comments, as requested.

1.	Comment: Please add to the financial highlights a footnote stating that the ratios of income do not reflect the proportionate share of expenses and income of the underlying funds in which each Fund invests, as applicable. (See ASC 946-205-50-16.)

Response: The Registrant will add the requested footnote to future reports as applicable.

2.	Comment: Item 10 of the Registrant’s Form N-CSR makes reference to Item 7 to satisfy the disclosure requirement. The combined response in Item 7 does not satisfy the three requirements for grouped information outlined in the Tailored Shareholder Reports FAQ (updated 1/26/24). Going forward, please consider Tailored Shareholder Report FAQ #3 to more effectively communicate the relevant information to shareholders.

Response: The Registrant will consider the referenced FAQ answer and apply it going forward.

3.	Comment: For Virtus Income & Growth Fund, please explain the Fund’s accounting policy for disclosing quantitative information regarding significant unobservable inputs for Level 3 investments. (See ASC 820-10-50-2(bbb)(ii))

Response: The Registrant’s policy is to disclose quantitative information regarding significant unobservable inputs for material Level 3 investments that have unobservable inputs except where unobservable inputs are not developed by the Registrant in accordance with ASC 820-10-50-2(bbb)(2). A material portion (98%) of Level 3 investments for the referenced Fund were valued utilizing third-party pricing information without adjustment. As noted in the footnote of the fair value leveling table: “Some of the Fund’s investments that were categorized as Level 3 may have been valued utilizing third party pricing information without adjustment. If applicable, such valuations are based on unobservable inputs. A significant change in third party information could result in a significantly lower or higher value of Level 3 investments.” Since these investments relied on third-party pricing, there were no internally developed quantitative unobservable inputs utilized by the Fund. Additionally, there were no other reasonably available significant unobservable inputs.

The Registrant notes that because its policy is to only disclose quantitative information regarding significant unobservable inputs for material Level 3 investments, the remaining portion (1%) of Level 3 investments were not included because they were determined to be immaterial.

4.	Comment: Please explain why the gross expense ratio is less than the net expense ratio for the Class A shares of KAR Global Small-Cap Fund and Class R6 shares of NFJ Dividend Value Fund.

Response: The Registrant’s policy is to disclose when the gross expense ratio for a Fund is less than the net expense ratio due to recapture during the reporting period of fees previously waived and/or expenses previously reimbursed, resulting in the reported gross expense ratio being less than the net expense ratio. That was the case for the two referenced share classes. Typically, the Registrant provides this explanation in two places – in Note 4.D., where the amounts recaptured by the Funds during the reporting period are disclosed, and in a Financial Highlights footnote. Although the Financial Highlights footnote was inadvertently left off for the two referenced share classes, the Note 4.D. disclosure was included for the referenced reporting period. The Registrant confirms that the Financial Highlights footnote will be included in the future as applicable.

5.	Comment: The Staff was unable to locate the disclosures required by Items 8-11 of Form N-CSR within the documents at the website address specified at the beginning of the Funds’ shareholder reports. Please describe how the Registrant intends to correct and to comply with this requirement. (See Rule 30e-1.)

Response: In future periods, the Registrant will specify where each item appears for easier reference.

6.	Comment: To further assist investors, the Registrant might consider referring to the disclosures required by Items 7-11 of Form N-CSR and available on its website by a term that is more descriptive of the collective information required by Items 7-11 of Form N-CSR. For example, some funds refer to these disclosures as “Annual Financial Statements and Additional Information.” (See Accounting and disclosure information 2024-14, Tailored Shareholder Report Common Issues.)

Response: The Registrant has made the requested change.

If you would like to discuss these responses in further detail or if you have any questions, please feel free to contact me at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm
Vice President, Secretary and Chief Legal Officer
Virtus Managed Account Completion Shares (MACS) Trust

cc:	W. Patrick Bradley
Benjamin Lowe

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